Exhibit 99.2

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Mr. Yitschak Barabi with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on June 4, 2020 at 4 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

JUNE 4, 2020

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ⌧

1.	To approve a revised Compensation Policy of the Company for a period of three years commencing on January 1, 2020.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 1?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

2.
Subject to the approval of the revised Compensation Policy, to approve an amendment to the terms of office of Messrs. Zwi Williger and Joseph Williger, the Company’s co-Chairmen of the Board, commencing from January 1, 2020.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 2?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

3.	To approve the terms of office of the Company’s new Chief Executive Officer, Ms. Einat Peled Shapira.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

4.
To approve an extension for a three-year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on the date of approval by the shareholders.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 4?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

5.	A) Re-elect Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law").

FOR ☐	AGAINST ☐	ABSTAIN ☐

B) Re-elect Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

C) Re-elect Mr. Victor Bar as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

6.	To appoint BDO Ziv Haft as the Company's independent accounting firm for the year ending December 31, 2020 and for the period until the next Annual General Meeting of the Company's shareholders.

FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method. ☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________ Signature: __________________________________ Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.